FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 22, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated September 22, 2003 - Pan American Silver Updates Plans at Investment Conference

NEWS RELEASE

September 22, 2003

PAN AMERICAN SILVER UPDATES PLANS AT INVESTMENT CONFERENCE

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) Chairman and CEO, Ross Beaty, outlined recent developments at the Company’s operations and feasibility-stage projects today at an investment conference in Denver, Colorado.

“We have a period of tremendous growth ahead of us, fuelled by our four feasibility-stage projects. Together with our existing operations, these projects will drive our silver production over 20 million ounces by 2005-2006. We have completed the strengthening of our senior management team, which is now in place to advance all of these projects and to bring our most recently completed silver mine, La Colorada, to full production,” Beaty said.

La Colorada completed construction of a 600 tonne/day oxide mill in July. Normal-course startup difficulties, exacerbated by exceedingly heavy rains this summer, have slowed commissioning, Beaty said, and the mine is now scheduled to reach its full annualized production rate of 3.8 million ounces of silver by January.

In Peru, production at the Quiruvilca mine is being reduced as the mine prepares for possible closure in 2004, as previously announced.  In recent years the mine has sustained ongoing financial losses due to low metal prices, particularly zinc, and the trend of the veins to become more zinc rich as the mine deepens, Beaty said. The Company’s second Peruvian operation, the Huaron mine, has produced 3 million ounces of silver so far in 2003 at a cash cost of $3.98/oz. Increased production from the potential expansion of the Huaron mine could offset production lost from Quiruvilca should it be closed, according to Beaty. A feasibility study on the Huaron expansion is expected to be completed in 2004. Pan American’s third Peruvian operation, the silver stockpiles, has generated excellent results so far this year, producing 510,000 ounces of silver, or 43% above plan, at a cash cost of $2.07/oz, Beaty said. Pan American Silver currently forecasts production of more than 9 million ounces of silver in 2003, up from 7.8 million ounces in 2002.

At the Alamo Dorado silver project in Mexico, preliminary evaluations are confirming that the addition of a conventional mill circuit to the previously envisioned heap leach circuit will improve recoveries, reduce costs and enhance project economics. Additional metallurgical testing will be required to redesign the processing circuit, enabling a production decision in 2004. In Argentina, work at the 50% owned Manantial Espejo joint venture with Silver Standard Resources remains on track for a completed feasibility study early in 2005. At the San Vicente silver project in Bolivia, where Pan American has an option to earn 100%, further drilling and evaluation are expected to commence in the fourth quarter this year.

“We see a fundamental shift in market sentiment toward precious metals and we are going to take full advantage of the strengthening silver price for our shareholders. We can do this best by advancing our major projects to production as soon as possible, and this is what we’re doing,” Beaty concluded.

-end-

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

For Further Information Contact:

Brenda Radies, VP Corporate Relations (604) 684-1175

Ross Beaty, Chairman and CEO (604) 684-1175

www.panamericansilver.com

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross Beaty

(Signature)

Ross Beaty, Chairman and CEO

Date: September 22, 2003